UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: October 31, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES 3Q24 NET PROFIT OF $53.0 MILLION, OR $1.44 PER SHARE; ANNUALIZED RETURN ON EQUITY OF 16.4% IN 3Q24

PANAMA CITY, REPUBLIC OF PANAMA, OCTOBER 29, 2024
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Third Quarter (“3Q24”) and nine months (“9M24”) ended September 30, 2024.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	3Q24	2Q24	3Q23	9M24	9M23
Key Income Statement Highlights
Net Interest Income ("NII")	$66.6	$62.8	$60.5	$192.3	$167.6
Fees and commissions, net	$10.5	$12.5	$11.1	$32.5	$22.4
(Loss) gain on financial instruments, net	$0.3	$(0.4)	$0.0	$0.1	$(1.9)
Total revenues	$77.6	$75.0	$71.8	$225.2	$188.3
Provision for credit losses	$(3.5)	$(6.7)	$(6.5)	$(13.3)	$(17.5)
Operating expenses	$(21.0)	$(18.2)	$(19.5)	$(57.6)	$(51.0)
Profit for the period	$53.0	$50.1	$45.8	$154.4	$119.8
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.44	$1.36	$1.25	$4.20	$3.28
Return on Average Equity (“ROE”) (2)	16.4%	16.2%	15.9%	16.4%	14.4%
Return on Average Assets (ROA) (3)	1.9%	1.9%	1.8%	1.9%	1.7%
Net Interest Margin ("NIM") (4)	2.55%	2.43%	2.48%	2.49%	2.44%
Net Interest Spread ("NIS") (5)	1.78%	1.74%	1.83%	1.77%	1.81%
Efficiency Ratio (6)	27.1%	24.3%	27.2%	25.6%	27.1%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$10,875	$10,336	$9,244	$10,875	$9,244
Commercial Portfolio (8)	$9,673	$9,201	$8,244	$9,673	$8,244
Investment Portfolio	$1,202	$1,134	$1,000	$1,202	$1,000
Total assets	$11,412	$10,907	$10,095	$11,412	$10,095
Total equity	$1,310	$1,264	$1,161	$1,310	$1,161
Market capitalization (9)	$1,195	$1,091	$775	$1,195	$775
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	16.0%	16.2%	15.4%	16.0%	15.4%
Capital Adequacy Ratio (Regulatory) (11)	13.7%	14.0%	13.6%	13.7%	13.6%
Total assets / Total equity (times)	8.7	8.6	8.7	8.7	8.7
Liquid Assets / Total Assets (12)	15.0%	17.4%	15.3%	15.0%	15.3%
Credit-impaired loans to Loan Portfolio (13)	0.2%	0.1%	0.1%	0.2%	0.1%
Impaired credits (14) to Credit Portfolio	0.2%	0.1%	0.1%	0.2%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.7%	0.7%	0.6%	0.7%	0.6%
Total allowance for losses to Impaired credits (times) (15)	4.7	7.5	5.6	4.7	5.6

2

3Q24 & 9M24 FINANCIAL & BUSINESS HIGHLIGHTS
•Strengthened Profitability, with Net Profit of $53.0 million in 3Q24 (+16% YoY) and $154.4 million in 9M24 (+29% YoY), fostered by higher total revenues (+8% YoY in 3Q24 and +20% YoY in 9M24).
•Annualized Return on Equity (“ROE”) improved to 16.4% for both the 3Q24 (+46 bps YoY) and 9M24 (+206 bps YoY), on the back of strong recurrent operating results.
•Net Interest Income (“NII”) increased to $66.6 million in 3Q24 (+10% YoY) and $192.3 million in 9M24 (+15% YoY), driven by 8 bp YoY increase in Net Interest Margin (“NIM”) to 2.55% in 3Q24 and a 5 bps YoY increase to 2.49% in 9M24, resulting from higher lending volumes and spreads, new client on-boarding, cross selling efforts and efficient cost of funds management.
•Fee income reached $10.5 million for 3Q24 (-6% YoY), amounting $32.5 million for 9M24 (+45% YoY), mostly driven by the continued positive trend in letter of credits fees. The uneven transaction-based nature of the Bank’s loan syndication desk activity remained up for 9M24 (+65% YoY) despite lesser activity for 3Q24 (-46% YoY).
•Efficiency Ratio stood at 27.1% for 3Q24, similarly to a year ago, and 25.6% for 9M24, a 1.5 p.p. YoY improvement on the back of higher total revenues, compensating the 13% YoY increase in 9M24 operating expenses.
•New all-time high Credit Portfolio at $10,875 million as of September 30, 2024 (+18% YoY).
◦Commercial Portfolio EoP balances also reached a new record level of $9,673 million at the end of 3Q24 (+17% YoY), denoting a continued demand and business growth from new client onboarding and product cross-selling.
◦Investment Portfolio, mostly consisting of investment-grade securities held at amortized cost, further enhancing country and credit-risk exposure diversification and providing contingent liquidity funding, increased to $1,202 million (+20% YoY).
•Healthy asset quality. Most of the credit portfolio (96%) continues to be low risk or Stage 1. At the end of 3Q24, impaired credits (Stage 3) reached $17 million or 0.2% of total Credit Portfolio, with a reserve coverage of 4.7x.
•Heightened deposit base, reaching a new record level of $5,639 million at the end of 3Q24 (+34% YoY), representing 59% of the Bank’s total funding sources. The Bank also counts on ample and constant access to interbank and debt capital markets.
•Liquidity position at $1,708 million, or 15% of total assets as of September 30, 2024, mostly consisting of deposits placed with the Federal Reserve Bank of New York (75%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 16.0% and 13.7%, respectively, well above the minimum requirements and within the Bank’s risk appetite.

3

RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost and gross loans at FVOCI (or the “Loan Portfolio”), amounted to $8,070 million at the end of 3Q24, increasing 9% QoQ and 17% YoY, denoting continued demand and business growth from new client onboarding and product cross-selling. In addition, contingencies and acceptances amounted to $1,603 million at the end of 3Q24 (-10% QoQ; +19% YoY).

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $9,673 million at the end of 3Q24, increasing 5% from $9,201 million in the prior quarter and increasing 17% from $8,244 million a year ago. In addition, the average Commercial Portfolio balance increased to $9,136 million in 3Q24 (+4% QoQ and +9% YoY) and to $8,852 million in 9M24 (+12 YoY).

4

As of September 30, 2024, 75% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 62% of the Bank’s short-term original book.

Weighted average lending rates stood at 8.44% in 3Q24 (-5bps QoQ; +1bp YoY) and 8.49% in 9M24 (+49bps YoY). The yearly increases have continued to be favored by higher lending spreads and increased market-based interest rates.

5

Bladex’s maintains well-diversified exposures across countries and industries. As of September 30, 2024, 37% of the Commercial Portfolio was geographically distributed in investment grade countries. Brazil at 14% of the total Commercial Portfolio, continues to represent the largest country-risk exposure, followed by Mexico and Colombia at 11% each, and the Dominican Republic and Guatemala at 10% each. Exposure to top-rated countries outside of Latin America, which relates to transactions carried out in the Region, represented 7% of the portfolio at the end of 3Q24.

Exposure to the Bank’s traditional client base comprising financial institutions represented 36% of the total, while sovereign and state-owned corporations accounted for another 15%. Exposure to corporates accounted for the remainder 49% of the Commercial Portfolio, comprised of top-tier clients, well diversified across sectors with the most significant exposures in Electric Power at 9% and Food and Beverage, Oil & Gas (Integrated) and Oil & Gas (Downstream), each at 7% of the Commercial Portfolio at the end of 3Q24.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country.

Commercial Portfolio by Industry

9,673
36%
9%
7%
7%
7%
4%
4%
3%
3%
3%
2%
2%
2%
2%
2%
2%
2%
1%
1%
1%

Financial Institutions	36%
Electric Power	9%
Food and Beverage	7%
Oil and Gas (Integrated)	7%
Oil and Gas (Downstream)	7%
Other Manufacturing Industries	4%
Metal Manufacturing	4%
Mining	3%
Retail Trade	3%
Telecommunications	3%
Other Services	2%
Petrochemical	2%
Wholesalers	2%
Plastics and Packaging	2%
Sugar	2%
Coffee	2%
Paper	2%
Construction and Infrastructure	1%
Oil and Gas (Upstream)	1%
Other Industries <1%	1%

6

(US$ million)	3Q24	2Q24	3Q23	QoQ (%)	YoY (%)	9M24	9M23	YoY (%)
Commercial Business Segment:
Net interest income	$59.2	$55.9	$52.4	6%	13%	$171.5	$145.4	18%
Other income	10.8	12.7	11.4	-15%	-5%	33.3	23.1	44%
Total revenues	70.1	68.7	63.8	2%	10%	204.8	168.6	22%
Provision for credit losses	(3.4)	(6.6)	(6.5)	49%	48%	(13.7)	(16.8)	18%
Operating expenses	(16.9)	(14.6)	(16.1)	-16%	-5%	(46.2)	(40.2)	-15%
Profit for the segment	$49.8	$47.5	$41.2	5%	21%	$145.0	$111.6	30%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of loans measured at FVTPL; (v) reversal (provision) for credit losses; and (vi) direct and allocated operating expenses.

Commercial Segment Profit totaled $49.8 million in 3Q24 (+5% QoQ and +21% YoY) and $145.0 million in 9M24 (+30% YoY). The Commercial Segment results were mostly driven by increased NII and solid fee income generation, offsetting provision requirements and higher operating expenses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements.

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,708 million as of September 30, 2024, compared to $1,899 million as of June 30, 2024, and $1,545 million as of September 30, 2023, conforming with the Bank’s proactive and prudent liquidity management approach, which follows Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 15%, 17% and 15%, respectively, while the liquidity balances to total deposits ratio was 30%, 36% and 37%, respectively. As of September 30, 2024, $1,277 million, or 75% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”).

7

Investment Portfolio

The Investment Portfolio, aimed to further diversify credit-risk exposures and provide contingent liquidity funding, amounted to $1,202 million in principal amount as of September 30, 2024, up 6% from the previous quarter and 20% from a year ago. 87% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $100 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate debt placements. As of September 30, 2024, total net funding amounted to $9,556 million, a 5% increase compared to $9,102 million a quarter ago, and a 13% increase compared to $8,454 million a year ago.

8

The Bank obtains deposits from central banks, as well as from multilaterals and commercial banks and corporations primarily located in the Region. Total deposits once again reached new record levels at $5,639 million at the end of 3Q24 (+7% QoQ and +34% YoY), representing 59% of total funding sources, compared to 58% in the previous quarter and 50% a year ago, reflecting the change in the funding structure towards increased reliance in deposits.

As of September 30, 2024, the Bank’s Yankee CD program totaled $1.4 billion, or 14% of total funding sources, providing granularity and complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 43% of total deposits at the end of 3Q24.

Deposits by Client Type

As a result of the significant deposit growth, funding through short- and medium-term borrowings and debt, net remained stable QoQ and decreased 12% YoY to $3,571 million at the end of 3Q24. This ample and constant access to interbank and debt capital markets is clearly evidenced through public debt issuances in Mexico, Panama and the United States, coupled with private debt issuances placed in different markets primarily in Asia, Europe and Latin America. Funding through securities sold under repurchase agreements (“Repos”) reached $346 million at the end of 3Q24 (+14% QoQ; +77% YoY).

Funding Sources by Product

9

The Bank's funding sources are well diversified across geographies and currencies. In addition, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. Funding obtained in other currencies is hedged with derivatives in order to avoid any currency mismatch.

Funding Sources by Region

Weighted average funding costs resulted in 5.71% in 3Q24 (stable QoQ; +17 bps YoY) and 5.70% in 9M24 (+55 bps), mainly on higher market interest rates in the first half of the year.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	3Q24	2Q24	3Q23	QoQ (%)	YoY (%)	9M24	9M23	YoY (%)
Treasury Business Segment:
Net interest income	$7.4	$6.8	$8.1	8%	-9%	$20.7	$22.2	-6%
Other (expense) income	0.1	(0.5)	(0.2)	130%	184%	(0.3)	(2.4)	86%
Total revenues	7.5	6.4	8.0	18%	-6%	20.4	19.8	3%
(Provision for) reversal of credit losses	(0.2)	(0.1)	0.0	-129%	-1117%	0.4	(0.8)	156%
Operating expenses	(4.1)	(3.7)	(3.5)	-12%	-19%	(11.4)	(10.8)	-5%
Profit for the segment	$3.2	$2.6	$4.5	23%	-29%	$9.4	$8.2	15%

The Treasury Business Segment recorded a $3.2 million profit for 3Q24 (+23% QoQ; -29% YoY) and $9.4 million profit for 9M24 (+15% YoY). The Treasury’s net profits quarterly increase mainly resulted from other income related to its hedging derivatives positions during 3Q24, increased NII from efficient cost of funds management, offsetting provisions for credit losses due to the 6% QoQ increase of the Investment Portfolio, along with increased operating expenses. The 9M24 yearly increase mainly resulted from improved other income (expense) from its hedging derivatives positions and reversal of credit losses, overcompensating increased operating expenses.

10

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	3Q24	2Q24	3Q23	QoQ (%)	YoY (%)	9M24	9M23	YoY (%)
Net Interest Income
Interest income	$198.7	$195.4	$182.4	2%	9%	$587.6	$485.3	21%
Interest expense	(132.1)	(132.6)	(121.9)	0%	8%	(395.4)	(317.7)	24%
Net Interest Income ("NII")	$66.6	$62.8	$60.5	6%	10%	$192.3	$167.6	15%

Net Interest Spread ("NIS")	1.78%	1.74%	1.83%			1.77%	1.81%

Net Interest Margin ("NIM")	2.55%	2.43%	2.48%			2.49%	2.44%
NII increased 6% QoQ and 10% YoY to $66.6 million in 3Q24 and 15% to $192.3 million in 9M24. The solid NII levels are the result from improved interest-earning assets mix and volumes, with lower liquidity levels and higher average lending volumes, along with higher lending spreads and an efficient cost of funds driven by a higher deposit base. As a result, NIM increased to 2.55% in 3Q24 (+12 bps QoQ; +8 bps YoY) and 2.49% in 9M24 (+5 bps YoY).

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business and guarantees, credit commitments, loan structuring and syndication, loan intermediation and distribution in the primary market, and other commissions, net of fee expenses.

(US$ million)	3Q24	2Q24	3Q23	QoQ (%)	YoY (%)	9M24	9M23	YoY (%)
Letters of credit and guarantees	7.1	6.5	6.3	8%	12%	19.6	15.6	26%
Structuring services	1.5	3.7	2.7	-60%	-46%	6.5	3.9	65%
Credit commitments	2.1	2.4	2.3	-9%	-5%	6.1	3.5	74%
Other commissions	0.1	0.1	0.0	-38%	n.m.	1.0	0.0	n.m.
Total fee and commission income	$10.8	$12.7	$11.3	-15%	-5%	$33.2	$23.0	44%
Fees and commission expense	$-0.3	$-0.2	$-0.2	-43%	-24%	$-0.7	$-0.6	-14%
Fees and Commissions, net	$10.5	$12.5	$11.1	-16%	-6%	$32.5	$22.4	45%
Fees and Commissions, net, resulted in $10.5 million in 3Q24 (-16% QoQ; -6% YoY) and $32.5 million in 9M24 (+45% YoY). The quarterly results were driven by the continued positive trend in fees from our off-balance sheet business (letters of credit and commitments), offsetting the uneven transaction-based nature of the Bank’s loan syndication desk activity. The yearly increase was driven by stronger fees in each of the Bank’s business lines, stemming from the continued addition of new clients and the capture of profitable punctual opportunities.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	3Q24	2Q24	1Q24	4Q23	3Q23	9M24	9M23
Allowance for loan losses
Balance at beginning of the period	$63.3	$59.6	$59.4	$49.9	$42.7	$59.4	$55.2
Provisions (reversals)	$7.5	$3.7	$0.1	$9.5	$7.2	$11.3	$15.8
Recoveries (write-offs)	$1.1	$0.0	$0.0	$0.0	$0.0	$1.1	$(21.1)
End of period balance	$71.9	$63.3	$59.6	$59.4	$49.9	$71.9	$49.9

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$11.5	$8.6	$5.1	$4.5	$5.3	$5.1	$3.6
Provisions (reversals)	$(4.1)	$2.9	$3.6	$0.5	$(0.7)	$2.3	$0.9
End of period balance	$7.4	$11.5	$8.6	$5.1	$4.5	$7.4	$4.5

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.4	$1.3	$1.6	$1.7	$2.3	$1.6	$8.0
Provisions (reversals)	$0.2	$0.1	$(0.7)	$(0.1)	$0.0	$(0.4)	$0.7
Recoveries (write-offs)	$0.0	$0.0	$0.3	$0.0	$(0.5)	$0.3	$(7.0)
End of period balance	$1.5	$1.4	$1.3	$1.6	$1.7	$1.5	$1.7

Total allowance for losses	$80.8	$76.1	$69.5	$66.1	$56.2	$80.8	$56.2

(at the end of each period) Total allowance for losses to Credit Portfolio	0.7%	0.7%	0.7%	0.7%	0.6%	0.7%	0.6%
Credit-impaired loans to Loan Portfolio	0.2%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%
Impaired Credits to Credit Portfolio	0.2%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%
Total allowance for losses to credit-impaired loans (times)	4.7	7.5	6.9	6.5	5.6	4.7	5.6

Stage 1 Exposure (low risk) to Total Credit Portfolio	96%	95%	97%	96%	97%	96%	97%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	4%	5%	3%	4%	3%	4%	3%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%	0%	0%

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As of September 30, 2024, the total allowance for credit losses stood at $80.8 million, representing a coverage ratio of 0.7% for the Credit Portfolio, compared to $76.1 million, or 0.7%, at the end of 2Q24, and $56.2 million, or 0.6%, at the end of 3Q23. The $4.7 million quarterly increase in total allowance for losses resulted from the provision charge of $3.5 million for credit losses mostly related to the growth of the Bank’s Credit Portfolio (+5% QoQ), together with an individually assessed credit provision allocation from a credit impaired loan classified in Stage 3 from Stage 2, coupled with $1.1 million in recoveries during 3Q24.

As of September 30, 2024, impaired credits (Stage 3) reached $17 million, or 0.2% of total Credit Portfolio, with ample reserve coverage, compared to $10 million in the previous quarter and a year ago. Total allowance for credit losses to impaired credits resulted in 4.7 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 96% of total credits, while Stage 2 credits represented 4% of total credits.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	3Q24	2Q24	3Q23	QoQ (%)	YoY (%)	9M24	9M23	YoY (%)
Operating expenses
Salaries and other employee expenses	14.2	11.8	14.2	21%	0%	37.6	33.8	11%
Depreciation of equipment, improvements to leased property and investment property	0.6	0.6	0.6	4%	6%	1.8	1.7	7%
Amortization of intangible assets	0.3	0.3	0.2	12%	29%	0.8	0.6	27%
Other expenses	6.0	5.6	4.6	6%	31%	17.4	15.0	16%
Total Operating Expenses	$21.0	$18.2	$19.5	15%	8%	$57.6	$51.0	13%
Efficiency Ratio	27.1%	24.3%	27.2%			25.6%	27.1%
Operating expenses totaled $21.0 million in 3Q24 (+15% QoQ; +8% YoY) and $57.6 million in 9M24 (+13% YoY). The quarterly and yearly increases were mostly associated to higher personnel expenses from increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, as well as its performance-based variable compensation on strong operating results.

The Efficiency Ratio stood at 27.1% in 3Q24, compared to 24.3% in 2Q24 and 27.2% a year ago, on the back of solid total revenue levels and well-controlled operating expenses. The Efficiency Ratio for 9M24 improved to 25.6%, compared to 27.1% a year ago, as the 20% increase in total revenues overcompensated the 13% increase in operating expenses during the year.

13

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-24	30-Jun-24	30-Sep-23	QoQ (%)	YoY (%)
Total equity	$1,310	$1,264	$1,161	4%	13%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	16.0%	16.2%	15.4%	-1%	4%
Risk-Weighted Assets (Basel III – IRB)(10)	$8,193	$7,799	$7,529	5%	9%
Capital Adequacy Ratio (Regulatory) (11)	13.7%	14.0%	13.6%	-2%	1%
Risk-Weighted Assets (Regulatory) (11)	$9,572	$9,101	$8,603	5%	11%
Total assets / Total equity (times)	8.7	8.6	8.7	1%	0%
Shares outstanding (in thousand)	36,787	36,787	36,540	0%	1%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.8 million common shares outstanding as of September 30, 2024. At the same date, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 16.0%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 13.7% as of September 30, 2024, well above the regulatory minimum.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.50 per share corresponding to 3Q24. The cash dividend will be paid on November 26, 2024, to shareholders registered as of November 8, 2024.

•Appointment of Director: On September 19, 2024, in compliance with applicable laws and regulations, and as provided for in the Articles of Incorporation, the Board of Directors of the Bank announced that its Class “A” shareholders elected Mr. Daniel Tillard as Director representing the holders of Class “A” shares of the Bank's common stock, effective on September 17, 2024. Mr. Tillard is currently the President of Banco de la Nación Argentina and his initial term as a Class “A” Director shall expire on the date of the Annual Meeting of Shareholders of the year 2026.

Notes:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.

14

(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets consist of total cash and due from banks, less time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

15

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, October 30, 2024 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:

Mr. Carlos Daniel Raad Chief Investor Relations Officer Tel: +507 366-4925 ext. 7925 E-mail: craad@bladex.com / ir@bladex.com

16

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2024	June 30, 2024	September 30, 2023	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,709,503	$1,903,541	$1,644,996	$(194,038)	(10)%	$64,507	4%

Securities, net	1,213,329	1,146,484	1,009,858	66,845	6	203,471	20

Loans, net	8,090,061	7,443,597	6,928,262	646,464	9	1,161,799	17

Customers' liabilities under acceptances	292,542	284,997	265,981	7,545	3	26,561	10
Derivative financial instruments - assets	71,487	92,652	107,818	(21,165)	(23)	(36,331)	(34)
Equipment and leasehold improvements, net	15,985	15,821	16,810	164	1	(825)	(5)
Intangibles, net	3,086	2,605	2,465	481	18	621	25
Other assets	16,150	16,917	118,400	(767)	(5)	(102,250)	(86)

Total assets	$11,412,143	$10,906,614	$10,094,590	$505,529	5%	$1,317,553	13%

Liabilities

Demand deposits	$622,932	$644,179	$528,659	$(21,247)	0	$94,273	18%
Time deposits	5,015,987	4,615,046	3,678,258	400,941	9	1,337,729	36
	5,638,919	5,259,225	4,206,917	379,694	7	1,432,002	34
Interest payable	52,973	61,917	34,278	(8,944)	(14)	18,695	55
Total deposits	5,691,892	5,321,142	4,241,195	370,750	7	1,450,697	34

Securities sold under repurchase agreements	346,299	302,765	195,620	43,534	14	150,679	77
Borrowings and debt, net	3,571,404	3,540,487	4,051,416	30,917	1	(480,012)	(12)
Interest payable	40,040	37,310	54,259	2,730	7	(14,219)	(26)
				—
Lease Liabilities	15,867	16,148	16,489	(281)	(2)	(622)	(4)
Acceptance outstanding	292,542	284,997	265,981	7,545	3	26,561	10
Derivative financial instruments - liabilities	90,837	94,578	71,025	(3,741)	(4)	19,812	28
Allowance for loan commitments and financial guarantee contract losses	7,403	11,488	4,542	(4,085)	(36)	2,861	63
Other liabilities	46,039	34,104	33,086	11,935	35	12,953	39

Total liabilities	$10,102,323	$9,643,019	$8,933,613	$459,304	5%	$1,168,710	13%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(105,672)	(105,672)	(110,174)	0	0	4,502	4
Additional paid-in capital in excess of value assigned of common stock	122,472	120,735	120,942	1,737	1	1,530	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	145,117	136,019	136,019	9,098	7	9,098	7
Retained earnings	763,460	737,958	636,031	25,502	3	127,429	20
Other comprehensive income (loss)	9,253	(635)	2,969	9,888	1,557	6,284	212

Total equity	$1,309,820	$1,263,595	$1,160,977	$46,225	4%	$148,843	13%

Total liabilities and equity	$11,412,143	$10,906,614	$10,094,590	$505,529	5%	$1,317,553	13%

17

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2024	June 30, 2024	September 30, 2023	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$198,682	$195,373	$182,433	$3,309	2%	$16,249	9%
Interest expense	(132,052)	(132,614)	(121,893)	562	0	(10,159)	(8)

Net Interest Income	66,630	62,759	60,540	3,871	6	6,090	10

Other income (expense):
Fees and commissions, net	10,490	12,533	11,109	(2,043)	(16)	(619)	(6)
(Loss) gain on financial instruments, net	328	(351)	22	679	(193)	306	(1,391)
Other income, net	135	99	106	36	36	29	27
Total other income, net	10,953	12,281	11,237	(1,328)	(11)	(284)	(3)

Total revenues	77,583	75,040	71,777	2,543	3	5,806	8

Provision for credit losses	(3,548)	(6,684)	(6,488)	3,136	47	2,940	45

Operating expenses:
Salaries and other employee expenses	(14,177)	(11,761)	(14,183)	(2,416)	(21)	6	0
Depreciation of equipment, improvements to leased property and investment property	(614)	(591)	(578)	(23)	(4)	(36)	(6)
Amortization of intangible assets	(279)	(250)	(217)	(29)	(12)	(62)	(29)
Other expenses	(5,972)	(5,632)	(4,558)	(340)	(6)	(1,414)	(31)
Total operating expenses	(21,042)	(18,234)	(19,536)	(2,808)	(15)	(1,506)	(8)

Profit for the period	$52,993	$50,122	$45,753	$2,871	6%	$7,240	16%

PER COMMON SHARE DATA:
Basic earnings per share	$1.44	$1.36	$1.25
Diluted earnings per share	$1.44	$1.36	$1.25
Book value (period average)	$35.05	$33.78	$31.27
Book value (period end)	$35.61	$34.35	$31.77

Weighted average basic shares	36,787	36,775	36,531
Weighted average diluted shares	36,787	36,775	36,531
Basic shares period end	36,787	36,787	36,540

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.9%	1.8%
Return on average equity	16.4%	16.2%	15.9%
Net interest margin	2.55%	2.43%	2.48%
Net interest spread	1.78%	1.74%	1.83%
Efficiency Ratio	27.1%	24.3%	27.2%
Operating expenses to total average assets	0.77%	0.68%	0.76%

18

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2024	September 30, 2023	CHANGE	%
Net Interest Income:
Interest income	$587,627	$485,314	$102,313	21%
Interest expense	(395,353)	(317,696)	(77,657)	(24)

Net Interest Income	192,274	167,618	24,656	15

Other income (expense):
Fees and commissions, net	32,495	22,428	10,067	45
Loss on financial instruments, net	137	(1,911)	2,048	(107)
Other income, net	305	197	108	55
Total other income, net	32,937	20,714	12,223	59

Total revenues	225,211	188,332	36,879	20

Provision for credit losses	(13,261)	(17,510)	4,249	24

Operating expenses:
Salaries and other employee expenses	(37,608)	(33,782)	(3,826)	(11)
Depreciation of equipment, improvements to leased property and investment property	(1,799)	(1,678)	(121)	(7)
Amortization of intangible assets	(753)	(594)	(159)	(27)
Other expenses	(17,407)	(14,995)	(2,412)	(16)
Total operating expenses	(57,567)	(51,049)	(6,518)	(13)

Profit for the period	$154,383	$119,773	$34,610	29%

PER COMMON SHARE DATA:
Basic earnings per share	$4.20	$3.28
Diluted earnings per share	$4.20	$3.28
Book value (period average)	$34.14	$30.53
Book value (period end)	$35.61	$31.77

Weighted average basic shares	36,724	36,462
Weighted average diluted shares	36,724	36,462
Basic shares period end	36,787	36,540

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.7%
Return on average equity	16.4%	14.4%
Net interest margin	2.49%	2.44%
Net interest spread	1.77%	1.81%
Efficiency Ratio	25.6%	27.1%
Operating expenses to total average assets	0.71%	0.71%

19

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2024			June 30, 2024			September 30, 2023
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,645,945	$22,271	5.29%	$1,895,631	$25,642	5.35%	$1,732,581	$23,173	5.23%
Securities at fair value through OCI	98,857	1,157	4.58	97,621	1,144	4.64	—	—	0.00
Securities at amortized cost (1)	1,058,540	11,925	4.41	1,064,451	11,486	4.27	998,909	9,391	3.68
Loans, net of unearned interest (1)	7,575,593	163,329	8.44	7,317,976	157,101	8.49	6,957,972	149,869	8.43

TOTAL INTEREST EARNING ASSETS	$10,378,934	$198,682	7.49%	$10,375,679	$195,373	7.45%	$9,689,461	$182,433	7.37%

Allowance for loan losses	(65,075)			(61,641)			(43,680)
Non interest earning assets	537,412			545,211			557,148

TOTAL ASSETS	$10,851,271			$10,859,249			$10,202,930

INTEREST BEARING LIABILITIES
Deposits	5,511,150	$79,370	5.64%	5,327,006	$76,808	5.70%	$4,285,655	$60,740	5.55%
Securities sold under repurchase agreement	217,637	$3,119	5.61	248,887	$3,592	5.71	$289,054	$2,847	3.85
Short-term borrowings and debt	553,401	$9,475	6.70	933,330	$15,633	6.63	$1,584,362	$25,298	6.25
Long-term borrowings and debt, net (2)	2,767,088	40,088	5.67	2,686,722	36,581	5.39	2,455,147	33,008	5.26

TOTAL INTEREST BEARING LIABILITIES	$9,049,276	$132,052	5.71%	$9,195,944	$132,614	5.71%	$8,614,217	$121,893	5.54%

Non interest bearing liabilities and other liabilities	$512,625			$421,218			$446,340

TOTAL LIABILITIES	9,561,900			9,617,162			9,060,557

EQUITY	1,289,371			1,242,087			1,142,372

TOTAL LIABILITIES AND EQUITY	$10,851,271			$10,859,249			$10,202,930

NET INTEREST SPREAD			1.78%			1.74%			1.83%

NET INTEREST INCOME AND NET INTEREST MARGIN		$66,630	2.55%		$62,759	2.43%		$60,540	2.48%

(1)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2024			September 30, 2023
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,795,740	$72,939	5.34%	$1,523,353	$56,574	4.90%
Securities at fair value through OCI	93,268	3,271	4.61	26,406	58	0.29
Securities at amortized cost (1)	1,041,508	33,069	4.17	938,557	22,295	3.13
Loans, net of unearned interest	7,404,196	478,348	8.49	6,702,838	406,387	8.00

TOTAL INTEREST EARNING ASSETS	$10,334,713	$587,627	7.47%	$9,191,154	$485,314	6.96%

Allowance for loan losses	(61,802)			(50,720)
Non interest earning assets	555,132			478,519

TOTAL ASSETS	$10,828,043			$9,618,952

INTEREST BEARING LIABILITIES
Deposits	$5,223,822	$225,912	5.68%	$3,856,698	$151,340	5.17%
Securities sold under repurchase agreements	229,713	$9,275	5.30	298,605	$7,412	3.27
Short-term borrowings and debt	941,762	$47,388	6.61	1,657,311	$68,659	5.46
Long-term borrowings and debt, net (2)	2,719,994	112,778	5.45	2,322,041	90,285	5.13

TOTAL INTEREST BEARING LIABILITIES	$9,115,292	$395,353	5.70%	$8,134,655	$317,696	5.15%

Non interest bearing liabilities and other liabilities	$458,828			$370,944

TOTAL LIABILITIES	9,574,120			8,505,599

EQUITY	1,253,924			1,113,354

TOTAL LIABILITIES AND EQUITY	$10,828,043			$9,618,952

NET INTEREST SPREAD			1.77%			1.81%

NET INTEREST INCOME AND NET INTEREST MARGIN		$192,274	2.49%		$167,618	2.44%

(1)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

21

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS ENDED	FOR THE THREE MONTHS ENDED					NINE MONTHS ENDED
	SEP 30/24	SEP 30/24	JUN 30/24	MAR 31/24	DIC 31/23	SEP 30/23	SEP 30/23
Net Interest Income:
Interest income	$587,627	$198,682	$195,373	$193,572	$193,946	$182,433	$485,314
Interest expense	(395,353)	(132,052)	(132,614)	(130,687)	(128,381)	(121,893)	(317,696)
Net Interest Income	192,274	66,630	62,759	62,885	65,565	60,540	167,618

Other income (expense):
Fees and commissions, net	32,495	10,490	12,533	9,472	10,091	11,109	22,428
(Loss) gain on financial instruments, net	137	328	(351)	160	1,866	22	(1,911)
Other income, net	305	135	99	71	265	106	197
Total other income, net	32,937	10,953	12,281	9,703	12,222	11,237	20,714

Total revenues	225,211	77,583	75,040	72,588	77,787	71,777	188,332

Provision for credit losses	(13,261)	(3,548)	(6,684)	(3,029)	(9,953)	(6,488)	(17,510)
Total operating expenses	(57,567)	(21,042)	(18,234)	(18,291)	(21,449)	(19,536)	(51,049)

Profit for the period	$154,383	$52,993	$50,122	$51,268	$46,385	$45,753	$119,773

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$4.20	$1.44	$1.36	$1.40	$1.27	$1.25	$3.28

PERFORMANCE RATIOS
Return on average assets	1.9%	1.9%	1.9%	1.9%	1.8%	1.8%	1.7%
Return on average equity	16.4%	16.4%	16.2%	16.8%	15.5%	15.9%	14.4%
Net interest margin	2.49%	2.55%	2.43%	2.47%	2.62%	2.48%	2.44%
Net interest spread	1.77%	1.78%	1.74%	1.80%	1.92%	1.83%	1.81%
Efficiency Ratio	25.6%	27.1%	24.3%	25.2%	27.6%	27.2%	27.1%
Operating expenses to total average assets	0.71%	0.77%	0.68%	0.68%	0.82%	0.76%	0.71%

22

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/24	SEP 30/23	SEP 30/24	JUN 30/24	SEP 30/23
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$171,545	$145,448	$59,241	$55,937	$52,401
Other income	33,268	23,120	10,817	12,742	11,399
Total revenues	204,813	168,568	70,058	68,679	63,800
Provision for credit losses	(13,679)	(16,760)	(3,365)	(6,604)	(6,506)
Operating expenses	(46,173)	(40,213)	(16,934)	(14,581)	(16,081)

Profit for the segment	$144,961	$111,595	$49,759	$47,494	$41,213

Segment assets	8,399,113	7,210,518	8,399,113	7,744,509	7,210,518

TREASURY BUSINESS SEGMENT:

Net interest income	$20,729	$22,170	$7,389	$6,822	$8,139
Other (expense) income	(331)	(2,406)	136	(461)	(162)
Total revenues	20,398	19,764	7,525	6,361	7,977
Reversal of (provision for) credit losses	418	(750)	(183)	(80)	18
Operating expenses	(11,394)	(10,836)	(4,108)	(3,653)	(3,455)

Profit for the segment	$9,422	$8,178	$3,234	$2,628	$4,540

Segment assets	2,998,801	2,767,831	2,998,801	3,147,067	2,767,831

TOTAL:

Net interest income	$192,274	$167,618	$66,630	$62,759	$60,540
Other income	32,937	20,714	10,953	12,281	11,237
Total revenues	225,211	188,332	77,583	75,040	71,777
Provision for credit losses	(13,261)	(17,510)	(3,548)	(6,684)	(6,488)
Operating expenses	(57,567)	(51,049)	(21,042)	(18,234)	(19,536)
Profit for the period	$154,383	$119,773	$52,993	$50,122	$45,753
Total segment assets	11,397,914	9,978,349	11,397,914	10,891,576	9,978,349
Unallocated assets	14,229	116,241	14,229	15,038	116,241
Total assets	11,412,143	10,094,590	11,412,143	10,906,614	10,094,590

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EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2024		June 30, 2024		September 30, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$139	1	$292	3	$52	1	$(153)	$87
BOLIVIA	4	0	4	0	5	0	0	(1)
BRAZIL	1,390	13	1,153	11	1,069	12	237	321
CHILE	508	5	564	5	582	6	(57)	(74)
COLOMBIA	1,120	10	1,066	10	1,101	12	54	19
COSTA RICA	413	4	369	4	319	3	44	94
DOMINICAN REPUBLIC	981	9	893	9	762	8	88	219
ECUADOR	475	4	475	5	488	5	0	(13)
EL SALVADOR	65	1	55	1	57	1	10	8
GUATEMALA	977	9	874	8	756	8	103	221
HONDURAS	222	2	204	2	156	2	18	66
JAMAICA	69	1	64	1	76	1	5	(7)
MEXICO	1,076	10	1,073	10	1,023	11	3	53
PANAMA	469	4	446	4	402	4	23	67
PARAGUAY	183	2	227	2	138	1	(44)	45
PERU	871	8	746	7	810	9	125	61
TRINIDAD & TOBAGO	138	1	162	2	144	2	(24)	(6)
UNITED STATES OF AMERICA	728	7	657	6	602	7	71	126
URUGUAY	81	1	61	1	27	0	20	54
MULTILATERAL ORGANIZATIONS	100	1	98	1	0	0	2	100
OTHER NON-LATAM (1)	829	8	853	8	675	7	(24)	154

TOTAL CREDIT PORTFOLIO (2)	$10,875	100%	$10,336	100%	$9,244	100%	$539	$1,631

UNEARNED INTEREST AND DEFERRED FEES	(27)		(18)		(21)		(9)	(6)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$10,848		$10,318		$9,223		$530	$1,625

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of September 30, 2024, Other Non-Latam was comprised of Canada ($78 million), European countries ($361 million) and Asian-Pacific countries ($390 million).
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

24

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2024		June 30, 2024		September 30, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$139	1	$292	3	$52	1	$(153)	$87
BOLIVIA	4	0	4	0	5	0	0	(1)
BRAZIL	1,366	14	1,129	12	1,033	13	237	333
CHILE	480	5	508	6	491	6	(28)	(11)
COLOMBIA	1,105	11	1,051	11	1,067	13	54	38
COSTA RICA	405	4	361	4	311	4	44	94
DOMINICAN REPUBLIC	981	10	888	10	757	9	93	224
ECUADOR	475	5	475	5	488	6	0	(13)
EL SALVADOR	65	1	55	0	57	1	10	8
GUATEMALA	977	10	874	10	756	9	103	221
HONDURAS	222	2	204	2	156	2	18	66
JAMAICA	69	1	64	1	76	1	5	(7)
MEXICO	1,030	11	1,027	11	951	12	3	79
PANAMA	399	4	380	4	368	4	19	31
PARAGUAY	183	2	227	2	138	2	(44)	45
PERU	840	9	715	8	779	9	125	61
TRINIDAD & TOBAGO	138	1	162	2	144	2	(24)	(6)
URUGUAY	81	1	61	1	27	0	20	54
OTHER NON-LATAM (1)	677	7	724	8	588	7	(47)	89

TOTAL COMMERCIAL PORTFOLIO (2)	$9,673	100%	$9,201	100%	$8,244	100%	$472	$1,429

UNEARNED INTEREST AND DEFERRED FEES	(27)		(18)		(21)		(9)	(6)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$9,646		$9,183		$8,223		$463	$1,423

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of September 30, 2024, Other Non-Latam was comprised of United States of America ($105 million), Canada ($43 million), European countries ($217 million) and Asian-Pacific countries ($312 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

25

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2024		June 30, 2024		September 30, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$24	2	$24	2	$36	4	$0	$(12)
CHILE	28	2	56	5	91	9	(28)	(63)
COLOMBIA	15	1	15	1	34	3	0	(19)
COSTA RICA	8	1	8	1	8	1	0	0
DOMINICAN REPUBLIC	0	0	5	0	5	1	(5)	(5)
MEXICO	46	4	46	4	72	7	0	(26)
PANAMA	70	6	66	6	34	3	4	36
PERU	31	3	31	3	31	3	0	0
UNITED STATES OF AMERICA	623	52	584	51	513	51	39	110
MULTILATERAL ORGANIZATIONS	100	8	98	9	0	0	2	100
OTHER NON-LATAM (1)	257	21	201	18	176	18	56	81

TOTAL INVESTMENT PORTFOLIO (2)	$1,202	100%	$1,134	100%	$1,000	100%	$68	$202

(1)Risk in highly rated countries outside the Region. As of September 30, 2024, Other Non-Latam was comprised of Canada ($35 million), European countries ($144 million) and Asian-Pacific countries ($78 million).
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

26

3Q24

Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

AVP investor Relations
dcano@bladex.com
+5076282-5856

27